UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________
SCHEDULE 13G (Amendment No. 1)
Under the Securities Exchange Act of 1934

Alleghany Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
017175100
(CUSIP Number)
April 1, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 017175100

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)	John C. Baity
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	0.0%
12.	Type of Reporting Person	IN

CUSIP No. 017175100

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of certain reporting persons, including John C. Baity, on July 1, 2011(the "Schedule 13G").  This Amendment No. 1 to Schedule 13G is being filed solely on behalf of Mr. Baity.

Item 1.
	(a)	Name of Issuer:
Alleghany Corporation, a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices:
7 Times Square Tower 17th Floor New York, NY 10036
Item 2.
	(a)	Name of Person Filing:
This statement is being filed by John C. Baity (the “Reporting Person”).
	(b)	Address of Principal Business Office:
John C. Baity 201 Narcissus Avenue, #604 West Palm Beach, FL 33401
	(c)	Citizenship:
The Reporting Person is a citizen of the United States of America.
	(d)	Title of Class of Securities:
Common Stock, $1.00 par value per share.
	(e)	CUSIP Number:
017175100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

CUSIP No. 017175100

Item 4.	Ownership.
(a) through (c):

On April 1, 2012 the Reporting Person resigned as trustee of each of the trusts included as reporting persons on the Schedule 13G and, as a result, ceased to beneficially own the shares of the Company’s common stock held by such trusts.  The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover page to this Amendment No. 1 to Schedule 13G, and is incorporated herein by reference thereto.  Ownership is stated as of April 1, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 017175100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2012

/s/ John C. Baity
John C. Baity